U. [partially obscured]
SECURITIES AN[D EXCHANGE COMMISSION]
Wash[ington, D.C.]



10035729

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SEC FILE NUMBER
8- 67997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

162 Fifth Avenue, 8th Floor
(No. and Street)

New York	New York	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Stanley — 212-277-5263 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin & Van Trigt LLP
(Name - if *individual, state last, first, middle name)*

1601 Cloverfield Boulevard	Santa Monica	California	90404
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Stanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EM Securities LLC, as of 12/31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

General Securities Principal

Title



Notary Public

DAVID POGODA
Notary Public, State of New York
No. 01PO6092170
Qualified in New York County
Commission Expires Oct. 16, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EM SECURITIES LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND
INDEPENDENT AUDITORS' REPORT
TO THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2009

This page is intentionally left blank.

EM SECURITIES LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS


HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Independent Auditors' Report

To the Member of
EM Securities LLC:

We have audited the accompanying statement of financial condition of EM Securities LLC (the "Company"), a Delaware limited liability company, as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EM Securities LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 11, 2010

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Blvd., Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

EM SECURITIES LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Current assets		
Cash	$	165,000
Accounts receivable		92,500
Total current assets		257,500
Total assets	$	257,500

Liabilities and Member's Equity

Current liabilities		
Accounts payable and other accrued expenses	$	15,308
Deferred revenue		69,375
Total current liabilities		84,683
Commitments and contingencies		
Member's equity		172,817
Total liabilities and member's equity	$	257,500

See notes to financial statements.

EM SECURITIES LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Fee revenue	$ 123,125
Total revenue	123,125
Operating expenses:	
General and administrative expenses	308
Total operating expenses	308
Net income	$ 122,817

See notes to financial statements.

EM SECURITIES LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, December 31, 2008	$	25,000
Member contribution		25,000
Net income		122,817
Balance, December 31, 2009	$	172,817

See notes to financial statements.

EM SECURITIES LLC

(A DELAWARE LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net income	$	122,817
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(92,500)
Accounts payable and other accrued expenses		15,308
Deferred revenue		69,375
Net cash provided by operating activities		115,000
Cash flows from financing activities:		
Member contribution		25,000
Cash provided by financing activities		25,000
Net increase in cash		140,000
Cash, beginning of the year		25,000
Cash, end of the year	$	165,000
Supplemental disclosure of cash flow information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See notes to financial statements.

EM SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

EM Securities LLC (the "Company") was incorporated in the state of Delaware on July 29, 2008 (originally named EM Advisors, LLC and subsequently renamed EM Securities LLC on May 26, 2009) for the purpose of providing broker dealer services including financial advisory services, placement agent and similar services, and investing in securities. The Company is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company maintains its accounting records on an accrual method in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenue from broker dealer services are recognized as the services are performed over the term of the arrangement as determined in the contract with the client. Broker dealer service fees occasionally include nonrefundable up-front fees. These nonrefundable up-front fees are also recognized as the services are performed over the term of the arrangement.

Fair Value of Financial Instruments

Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

Subsequent Events

The Company has evaluated subsequent events that have occurred from December 31, 2009 through February 11, 2010, which is the date the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

The Company places its cash with financial institutions that management considers to be of high quality. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a periodic basis to determine if any receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off. Management believes the accounts receivable balances at December 31, 2009 were fully collectible.

Deferred Revenue

The Company occasionally receives cash advances and payments from customers in excess of revenue recognized on certain contracts. These advances and payments are reported as deferred revenue on the accompanying statement of financial condition.

Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal, state, and city income tax purposes; therefore, does not incur income taxes at the Company level. Instead, its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Concentration of Credit Risk

The Company had four customers representing 100% of total revenue for the year ended December 31, 2009.

The Company had accounts receivable with two customers, which represented 86% and 14% of accounts receivable, respectively, as of December 31, 2009. The Company continually evaluates the financial strength of its customers but generally does not require collateral to support the customer receivables.

All of the Company's cash is on deposit with a single financial institution.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Evolution Media Capital LLC ("EMC" - the sole member of the Company) under which expenses of the Company are assumed by EMC. For the year ended December 31, 2009, broker dealer expenses of the Company amounting to approximately $151,000, which met the conditions as defined in the agreement, were assumed and recognized by EMC.

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as not less than the greater of $5,000 or 6-2/3% of the Company's total aggregate indebtedness (12-1/2% in its first year). The basic concept of the net capital rule is liquidity; its objective being to require a broker dealer to have at all times sufficient liquid assets to meet its current liabilities. As of December 31, 2009, the Company had net capital of $80,317, which exceeded the minimum requirement of $10,585 by $69,732. The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

EM SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total Member's Equity	$ 172,817
Deductions and/or Charges	
Non-allowable assets included in the following statement of financial condition captions:	
Accounts receivable	$ 92,500
Total Non-allowable Assets	$ 92,500
Net Capital	$ 80,317
Total Aggregate Indebtedness	$ 84,683
Minimum Net Capital - 12 1/2% of Aggregate Indebtedness	$ 10,585
Excess Net Capital	$ 69,732
Ratio of Aggregate Indebtedness to Net Capital	1.05 to 1

There are no material differences between the net capital reflected above and the net capital reflected in the Company's filed FOCUS Report Part IIA as of December 31, 2009; therefore no reconciliation is presented.

See independent auditors' report and notes to financial statements.

SCHEDULE II

EM SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(i).

See independent auditors' report and notes to financial statements.

EM SECURITIES LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under subparagraph (k)(2)(i).

See independent auditors' report and notes to financial statements.


HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member of
EM Securities LLC:

In planning and performing our audit of the financial statements and supplemental information of EM Securities LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Blvd., Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

A control risk exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of significant deficiencies, in internal control, such that there is a reasonable possibility a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 11, 2010